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NOV 27 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12629

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2017 (MM/DD/YY) AND ENDING 09/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nestlerode & Loy, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Regent Court, Suite 202
(No. and Street)

State College	PA	16804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Anderson 814-238-6249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Williams 7 Co., LLP
(Name – *if individual, state last, first, middle name*)

230 Wyoming Ave, 2nd Floor	Kingston	PA	18704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nestlerode & Loy, Inc., as of November 21st, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
BRITTANY N COX - Notary Public
Centre County
My Commission Expires Sep 28, 2022
Commission Number 1283642

Brian Anderson
Signature

CFO
Title

Brittany N Cox
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NESTLERODE & LOY, INC.

ANNUAL FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

Nestlerode & Loy, Inc.
Annual Financial Statements
Table of Contents
September 30, 2018

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income and Comprehensive Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 12
Supplemental Information:	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934	13
Schedule II – Selling and Administrative Expenses	14

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Nestlerode & Loy, Inc.
110 Regent Court, Suite 202
State College, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nestlerode & Loy, Inc. as of September 30, 2018, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nestlerode & Loy, Inc. as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nestlerode & Loy, Inc.'s management. Our responsibility is to express an opinion on Nestlerode & Loy, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nestlerode & Loy, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information presented in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Nestlerode & Loy, Inc.'s financial statements. The supplemental information is the responsibility of Nestlerode & Loy, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information presented in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Nestlerode & Loy, Inc.'s auditors since 2009.

J. H. Williams & Co., LLP

November 19, 2018

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Nestlerode & Loy, Inc.
110 Regent Court, Suite 202
State College, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) Nestlerode & Loy, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nestlerode & Loy, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and 2) Nestlerode & Loy, Inc. stated that Nestlerode & Loy, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Nestlerode & Loy, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nestlerode & Loy, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

J. H. Williams & Co., LLP

November 19, 2018

www.jhwilliamscpa.com
230 Wyoming Avenue • 2nd Floor • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Nestlerode & Loy, Inc.
Statement of Financial Condition
September 30, 2018

ASSETS

Cash	$ 285,453
Receivables:	
Accounts receivable - brokers and dealers	16,236
Accounts receivable - 12b-1	4,570
Total receivables	20,806
Securities owned	43,287
Prepaid taxes and expenses	23,664
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $104,406	64,548
	$ 437,758

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable - trade		$ 15,259
Accrued salaries and wages		4,158
Accrued and withheld payroll taxes		9,089
Pension Payable		19,500
Accrued corporate income taxes		14
Deferred income taxes		6,552
	TOTAL LIABILITIES	54,572
STOCKHOLDERS' EQUITY		
Preferred stock		20,000
Common stock		24,200
Retained earnings		337,830
Accumulated other comprehensive loss		1,156
	TOTAL STOCKHOLDERS' EQUITY	383,186
		$ 437,758

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Income and Comprehensive Income
For the year ended September 30, 2018

REVENUES	
Commissions	$ 274,231
Service fees and other income	1,004,052
TOTAL REVENUES	1,278,283
EXPENSES	
Compensation	806,999
Employee benefits	103,163
Occupancy	67,467
Selling and administrative	325,218
TOTAL EXPENSES	1,302,847
LOSS FROM OPERATIONS	(24,564)
OTHER INCOME (EXPENSE)	
Interest and dividend income	3,511
LOSS BEFORE INCOME TAXES	(21,053)
PROVISION FOR INCOME TAXES	
Federal income tax	722
State income tax	(299)
TOTAL PROVISION FOR INCOME TAXES	423
NET LOSS	$ (21,476)
OTHER COMPREHENSIVE INCOME, NET OF TAX	
Unrealized gains on securities available-for-sale:	
Unrealized holding gains	196
TOTAL COMPREHENSIVE INCOME	$ (21,280)

The accompanying notes are an integral part of these financial statements.

Nestlerode and Loy, Inc.
Statement of Changes in Stockholders' Equity
For the year ended September 30, 2018

	Common Stock	Preferred Stock	Retained Earnings	Accumulated other Comprehensive Income (Loss)	Total
BALANCES - BEGINNING	$ 24,200	$ 20,000	$ 359,306	$ 960	$ 404,466
Net income (loss)	-	-	(21,476)	196	(21,280)
BALANCES - ENDING	$ 24,200	$ 20,000	$ 337,830	$ 1,156	$ 383,186

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Cash Flows
For the year ended September 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (21,476)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	20,471
Deferred income taxes	401
(Increase) decrease in:	
Accounts receivable - brokers and dealers	(5,653)
Accounts receivable - 12b-1	(570)
Prepaid taxes and expenses	(1,995)
Increase (decrease) in:	
Accounts payable - trade	6,845
Accounts payable - 12b-1	4,087
Accrued salaries and wages	(4,627)
Accrued and withheld payroll taxes	(21,797)
Pension payable	19,500
Accrued corporate taxes	(1,278)
NET CASH (USED) BY OPERATING ACTIVITIES	(6,092)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, equipment and leasehold improvements	(8,412)
Purchases of securities owned	(5,677)
NET CASH (USED) IN INVESTING ACTIVITIES	(14,089)
CASH FLOWS FROM FINANCING ACTIVITIES	0
NET DECREASE IN CASH	(20,181)
CASH - BEGINNING	305,634
CASH - ENDING	$ 285,453
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Income taxes paid	$ 1,343

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Nestlerode & Loy, Inc. (formerly Nestlerode & Company, Inc.), (the "Company"), was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services and is registered with the Securities and Exchange Commission. The Company maintains an office in State College, PA.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2018.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using straight-line methods over 5 and 7 years. Leasehold improvements are generally depreciated using the straight line method over 20 years. Computer software costs are amortized using the straight line method over 3 years. Maintenance and repairs are expensed as incurred and the costs of additions and improvements are capitalized. Depreciation and amortization expenses totaled $20,471 for the year ended September 30, 2018.

Income Taxes

The Company uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable income or which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Principal timing differences are due primarily to depreciation on property and equipment and charitable contributions expense.

As of September 30, 2018, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Company had no interest and penalties related to income taxes.

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2014.

Securities Owned

The Company classifies its marketable debt and equity securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are included in other comprehensive income.

Concentrations of Credit Risks

The Company's cash balances in financial institutions, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk.

Recent Accounting Pronouncement

The FASB issued Update No. 2016-02, Leases, in February 2016. From the lessee's perspective, the new standard establishes a right-of-use (ROU) model that requires a leasee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For public entities, this guidance is effective for the first interim or annual period beginning after December 15, 2018. The Company is assessing this guidance to determine its impact on the Company's financial condition.

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

NOTE 4 – Customer Accounts Fully Disclosed

The Company does not hold any customer securities. All such accounts are carried at RBC Correspondent Services, Minneapolis, Minnesota. Therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3(k)(2)(ii).

NOTE 5 – Securities Owned

The Company held $43,287 at September 30, 2018 in mutual funds. Fair values and unrealized holding gains and losses are summarized as follows:

	Cost	Fair Value	Unrealized Holding Gain (Loss)
Wells Fargo	$ 1	$ 1	$ 0
Franklin Custodian Fund Income Ser.	12,402	11,584	(818)
Dodge & Cox International Stock Fund	5,357	5,295	(62)
Washington Mutual Investors Fund	23,851	26,407	2,556
	$ 41,611	$ 43,287	$ 1,676

The following schedule summarizes the investment return for the year ended

	Total
Interest income	$ 834
Dividend income	2,677
	$ 3,511

Fair Value:

The Company measures its financial instruments in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1 – Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2 – Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3 – Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The tables that follow set forth information about the level within the fair value hierarchy at which the Company's financial instruments are measured at September 30, 2018.

	Fair Value Measurements			
Assets:	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservabl e inputs (Level 3)**	**Total**
Securities Owned				
Wells Fargo	$ 1	$ 0	$ 0	$ 1
Franklin Custodian Fund Income Ser.	11,584			11,584
Dodge & Cox International Stock Fund	5,295			5,295
Washington Mutual Investors Fund	26,407			26,407
	$ 43,287	$ 0	$ 0	$ 43,287

NOTE 6 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

NOTE 7 – Stockholders' Equity

Details of stockholders' equity at September 30, 2018 are as follows:

	Preferred Stock	Common Stock
Value	$ 20,000	$ 24,200
Par Value	None	None
Shares authorized	5,000,000	5,000,000
Shares issued and oustanding	2,420,000	2,420,000

The common stock is the voting stock of Nestlerode & Loy, Inc. The preferred stock has no voting rights and is not entitled to participate in the management of Nestlerode & Loy, Inc. There was no activity involving the shares authorized, issued or outstanding during the year ended September 30, 2018.

NOTE 8 – Pension Plan

Effective January 1, 2012, the Company replaced their SIMPLE pension plan with a 401(K) plan for the benefit of eligible employees. Eligibility under this plan is limited to employees of the Company who work at least 1,000 hours a year and have been employed for 1 year. The Company may match up to 100% of the first 3% of contributions made by employees, as well as 50% of contributions between 3% and 5%. The Company may also make profit sharing contributions to the plan at its discretion.

Company contributions totaled $42,311 under both plans for the year ended September 30, 2018.

NOTE 9 – Advertising

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising expense was $21,983 for the year ended September 30, 2018.

NOTE 10 – Provision for Income Taxes

Income tax expense (benefit) for the year ended September 30, 2018 consisted of the following:

	Federal	Deferred	Total
Federal	$ 14	$ 708	$ 722
State	8	(307)	(299)
Totals	$ 22	$ 401	$ 423

Deferred tax liabilities consisted of the following components:

	Federal	State	Total
Unrealized holding gains	$ 352	$ 167	$ 519
Property and equipment	4,088	1,945	6,033
Totals	$ 4,440	$ 2,112	$ 6,552

NOTE 11 – Related Party Transactions

The Company leases office space lease from Harbar Enterprises, a related party that is 50 percent owned by a majority stockholder of the Company. The total lease payments to Harbar Enterprises for the year ended September 30, 2018 were $36,000

NOTE 12 – Lease Commitment

Total lease expense for the year ended September 30, 2018 was $36,000.
As discussed in Note 11, the Company paid related parties for the rental of office facilities.

A schedule showing minimum lease commitments for each of the next five years follows:

Year Ending September 30:	Annual Amount
2019	$ 40,800
2020	40,800
2021	40,800
2022	40,800
2023	40,800
	$ 204,000

SUPPLEMENTA L INFORMATION

Nestlerode & Loy, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934
September 30, 2018

NET CAPITAL

Total stockholders' equity	$	383,186
Deduct stockholders' equity not allowable for net capital computation		-
TOTAL STOCKHOLDERS' EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		383,186
Deductions		
Petty cash		193
Receivables due for fees earned from third-party participations		500
Mutual fund concessions receivable (net of related accounts payable)		431
Non-security related debit balances due 12b-1 fees (net of related accounts payable)		4,569
Haircut on securities owned		6,493
Prepaid taxes and expenses		23,664
Fixed assets (net of accumulated depreciation and amortization)		64,548
Other deductions		-
TOTAL DEDUCTIONS		100,398
ADJUSTED NET CAPITAL	$	282,788

AGGREGATE INDEBTEDNESS

Accounts payable - trade	$	14,828
Accounts payable - Mutual Fund Concessions		431
Accrued salaries and wages		4,158
Accrued and withheld payroll taxes		9,089
Pension payable		19,500
Corporate taxes payable		14
Deferred income taxes		6,552
TOTAL AGGREGATE INDEBTEDNESS	$	54,572

Computation of Basic Net Capital		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	3,638
Minimum dollar net capital required	$	50,000
Adjusted Net Capital	$	282,788
Minimum Net Capital Required (Greater of Above)		50,000
EXCESS NET CAPITAL	$	232,788
Ratio: Aggregate indebtedness to adjusted net capital		.19 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of Form X-17A-5 as of September 30, 2018.

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Nestlerode & Loy, Inc. for the year ended September 30, 2018.

Nestlerode & Loy, Inc.
Schedule II - Selling and Administrative Expenses
For the year ended September 30, 2018

Trading expense	$	42,648
Payroll taxes		40,669
Contracted services		14,354
Insurance		14,263
Licenses and fees		11,763
Research		15,553
Dues and subscriptions		17,300
Office expense		24,417
Training and seminars		820
Professional fees		22,885
Advertising		21,983
Computer support		11,373
Telephone and communication expenses		34,152
Meals and entertainment		14,211
Travel & admin		732
Taxes		6,620
Depreciation and amortization		20,471
Client gifts		11,004
TOTAL SELLING AND ADMINISTRATIVE	$	325,218

Nestlerode & Loy inc
investment advisors
P.O. Box 343 | State College, PA 16804

Research-based Solutions • Personal Attention

Exemption Report

Throughout the fiscal year ending 09/30/2018, Nestlerode & Loy, Inc. claimed an exemption from Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer.

To the best of our knowledge and belief, Nestlerode & Loy, Inc. met the identified exemption provisions in paragraph (k)(2)(ii) throughout the most recent fiscal year ending 09/30/2018.

Respectfully Submitted,

Brian Anderson

Brian Anderson, CFO
Nestlerode & Loy, Inc.